Mail Stop 4561

January 30, 2007

Jeff D. Jenson
I/NET, Inc.
1608 W. 2225 S.
Woods Cross, UT 84087
by facsimile also at: 801-401-7256

      RE: **I/Net, Inc.**
              Revised Preliminary Information Statement on Schedule 14C
              File No. 0-23806
              Date Filed: January 25, 2007

Dear Mr. Jenson:

      We have reviewed the above-captioned filing and have the following additional comment.

<u>General</u>

1. We note your response to comment 1 of our letter dated January 24, 2007 and continue to believe that you are required to provide disclosure pursuant to Item 14 of Schedule 14A with respect to your prospective transaction with Liberator Medical Supply. In this regard, we again direct your attention to Note A of Schedule 14A, which states that "where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant's security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition." You plan to undertake a reverse stock split, increase your authorized capital and change your name to Liberator Medical Supply. As disclosed on page 8, such actions are necessary for your proposed transaction with Liberator Medical Supply. Further, you state on page 7 that subsequent stockholder authorization will not be required for any merger or acquisition including a transaction with Liberator Medical Supply. Accordingly, Note A appears applicable in requiring that disclosure pursuant to Item 14 be included in your information statement.

Please include all necessary disclosure under Item 14. In particular, we note the requirements set forth under Items 14(b) and (c).

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director